     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 CALGENE, INC.
                                (NAME OF ISSUER)

                                 CALGENE, INC.
                       MONSANTO ACQUISITION COMPANY, INC.
                                MONSANTO COMPANY
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  129598 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

     R. WILLIAM IDE, III, ESQ.              LLOYD M. KUNIMOTO
         MONSANTO COMPANY &                   CALGENE, INC.
 MONSANTO ACQUISITION COMPANY, INC.         1920 FIFTH STREET
     800 N. LINDBERGH BOULEVARD          DAVIS, CALIFORNIA 95616
     ST. LOUIS, MISSOURI 63167               (916) 753-6313
           (314) 694-1000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:

     MARK G. BORDEN, ESQ.           ERIC S. ROBINSON, ESQ.        STEVEN J. TONSFELDT, ESQ.
        HALE AND DORR           WACHTELL, LIPTON, ROSEN & KATZ        VENTURE LAW GROUP
       60 STATE STREET               51 WEST 52ND STREET          A PROFESSIONAL CORPORATION
 BOSTON, MASSACHUSETTS 02109       NEW YORK, NEW YORK 10019          2800 SAND HILL ROAD
        (617) 526-6000                  (212) 403-1000           MENLO PARK, CALIFORNIA 94025
                                                                        (415) 854-4488

                            ------------------------

                                 APRIL 7, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER.

------------------------------------------------------------------------------------------------------------------
                                            CALCULATION OF FILING FEE
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                     $242,759,368*                                                $48,553**
------------------------------------------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 66,741,035 Shares outstanding as of April 2, 1997 less 36,396,114 Shares owned by Parent and Purchaser, multiplied by the offer price of $8.00 per Share.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

   Amount of Previously Paid:   $48,553            Filing Parties:   Monsanto Company, Monsanto Ac-
                                                                     quisition Company, Inc.
   Form of Registration No.:    Schedule 14D-1     Date Filed:       April 7, 1997

================================================================================

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Monsanto Company, a Delaware corporation ("Parent"), (ii) Monsanto Acquisition Company, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent, and (iii) Calgene, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
(d)(1) and (d)(2) hereto, respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 31, 1997, by and among Parent, Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Special Committee (as such term is defined in the Offer to Purchase) and of the Board of Directors of the Company in connection with the transaction, the opinion of the Special Committee's financial advisor, and the Company's capital structure and projected and historical financial information, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission (the "SEC") on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

                             CROSS REFERENCE SHEET

                               ITEM IN                                    WHERE LOCATED IN
                            SCHEDULE 13E-3                                 SCHEDULE 14D-1
----------------------------------------------------------------------  ---------------------
Item 1(a)-(c).........................................................        Item 1(a)
Item 1(d).............................................................            *
Item 1(e).............................................................            *
Item 1(f).............................................................            *
Item 2................................................................   Item 2, Schedule II
Item 3(a).............................................................      Item 3(a)-(b)
Item 3(b).............................................................        Item 3(b)
Item 4................................................................            *
Item 5................................................................         Item 5
Item 6(a).............................................................      Item 4(a)-(b)
Item 6(b).............................................................            *
Item 6(c).............................................................           **
Item 6(d).............................................................           **
Item 7(a).............................................................         Item 5
Item 7(b).............................................................            *
Item 7(c).............................................................            *
Item 7(d).............................................................            *
Item 8................................................................            *
Item 9................................................................            *
Item 10(a)............................................................        Item 6(a)
Item 10(b)............................................................           **
Item 11...............................................................         Item 7
Item 12...............................................................            *
Item 13...............................................................            *
Item 14...............................................................            *
Item 15(a)............................................................            *
Item 15(b)............................................................         Item 8
Item 16...............................................................       Item 10(f)
Item 17...............................................................         Item 11

---------------
 * The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE OFFER -- Price Range of Shares" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger" and "THE OFFER -- Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed by Purchaser, Parent and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

     (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and Purchaser. During the last five years, neither the Company nor, to the best knowledge of the Company, Parent or Purchaser or any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and Purchaser. The citizenship of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "THE OFFER -- Terms of the Offer", "THE OFFER -- Procedure for Accepting the Offer and Tendering Shares", "THE OFFER -- Acceptance for Payment and Payment for Shares", "THE OFFER -- Withdrawal Rights", "THE OFFER -- Dividends and Distributions", "THE OFFER -- Certain Conditions of the Offer", "THE OFFER -- Certain Legal Matters" and "THE OFFER -- Miscellaneous" is incorporated herein by reference.

     (b) Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

     (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE OFFER -- Fees and Expenses" is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Recommendations of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

     (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer, "THE OFFER -- Certain Federal Income Tax Consequences" and "THE OFFER -- Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference. In recognition of Parent's interest in the Offer and the Merger, directors Patrick J. Fortune, Robert T. Fraley, Michael R. Hogan, John E. Robson and Hendrik A. Verfaillie, each of whom is a designee of Parent on the Company's Board of Directors, each abstained from voting on the Offer and the Merger.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding the Fairness of the Offer and the Merger" and in Annex A is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The response to Item 6(a) of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Shares" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" are incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Shares" are incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE OFFER AND THE MERGER.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Rights of Stockholders in the Merger", "SPECIAL FACTORS -- The Merger Agreement" and Annex B is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE
OFFER -- Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended June 30, 1996 and June 30, 1995, and for the six-month period ended December 31, 1996, are attached to the Offer to Purchase as Schedule III thereto, and are incorporated herein by reference.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Merger" and "THE
OFFER -- Effect of the Offer on the Market for the Shares; NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)      Not applicable.
(b)(1)   Opinion of Montgomery Securities, dated March 31, 1997 (included as Annex A to
         Exhibit(d)(1)).
(b)(2)   Presentation of Montgomery Securities, dated March 31, 1997.
(c)(1)   Agreement and Plan of Merger, dated as of March 31, 1997, by and among Monsanto
         Company, Monsanto Acquisition Company, Inc. and Calgene, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 5) filed by Monsanto
         Company with the SEC on April 2, 1997).
(c)(2)   Amendment to the Amended and Restated Stockholders Agreement, dated as of March 31,
         1997, by and between Monsanto Company and Calgene, Inc. (incorporated herein by reference to Exhibit 2 to the Schedule 13D (Amendment No. 5) filed by Monsanto
         Company with the SEC on April 2, 1997).

(c)(3)   Agreement and Plan of Reorganization, dated as of October 13, 1995, between Monsanto
         Company and Calgene, Inc.(A)
(c)(4)   Stock Purchase Agreement, dated as of September 27, 1996, between Monsanto Company and Calgene, Inc.(B)
(c)(5)   Amended and Restated Stockholders Agreement, dated as of November 12, 1996, between
         Monsanto Company and Calgene, Inc.(B)
(c)(6)   Stockholders Agreement, dated as of March 31, 1996, between Monsanto Company and
         Calgene, Inc. (A)
(c)(7)   Calgene Credit Facility Agreement, dated as of March 31, 1996, between Calgene, Inc.
         and Monsanto Company. (A)
(c)(8)   Gargiulo Credit Facility Agreement, dated as of March 31, 1996, between Calgene,
         Inc. and Monsanto Company. (A)
(c)(9)   Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al. (incorporated herein by reference to Exhibit(c)(10) to the Schedule 14D-1).
(c)(10)  Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al. (incorporated herein by reference to Exhibit(c)(11) to the Schedule 14D-1).
(c)(11)  Complaint filed January 29, 1997, in Susser v. Kunimoto, et al. (incorporated herein by reference to Exhibit(c)(12) to the Schedule 14D-1).
(c)(12)  Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.
         (incorporated herein by reference to Exhibit(c)(13) to the Schedule 14D-1).
(c)(13)  Complaint filed January 29, 1997, in Manson v. Fortune, et al. (incorporated herein by reference to Exhibit(c)(14) to the Schedule 14D-1).
(c)(14)  Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.
         (incorporated herein by reference to Exhibit(c)(15) to the Schedule 14D-1).
(c)(15)  Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.
         (incorporated herein by reference to Exhibit(c)(16) to the Schedule 14D-1).
(c)(16)  Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al. (incorporated herein by reference to Exhibit(c)(17) to the Schedule 14D-1).
(c)(17)  Order of Consolidation, dated March 10, 1997 (incorporated herein by reference to
         Exhibit(c)(18) to the Schedule 14D-1).
(c)(18)  Memorandum of Understanding, dated March 31, 1997 (incorporated herein by reference to Exhibit(c)(19) to the Schedule 14D-1).
(d)(1)   Form of Offer to Purchase, dated April 7, 1997 (incorporated herein by reference to
         Exhibit(a)(1) to the Schedule 14D-1).
(d)(2)   Form of Letter of Transmittal (incorporated herein by reference to Exhibit(a)(2) to the Schedule 14D-1).
(d)(3)   Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees (incorporated herein by reference to
         Exhibit(a)(3) to the Schedule 14D-1).
(d)(4)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees to Clients (incorporated herein by reference to Exhibit(a)(4) to the
         Schedule 14D-1).
(d)(5)   Form of Notice of Guaranteed Delivery (incorporated herein by reference to
         Exhibit(a)(5) to the Schedule 14D-1).

(d)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9 (incorporated herein by reference to Exhibit(a)(6) to the Schedule 14D-1).
(d)(7)   Summary Advertisement as published in The Wall Street Journal on April 7, 1997
         (incorporated herein by reference to Exhibit(a)(7) to the Schedule 14D-1).
(d)(8)   Text of Joint Press Release, dated April 1, 1997, issued by Calgene, Inc. and
         Monsanto Company (incorporated herein by reference to Exhibit 3 to the Schedule 13D
         (Amendment No. 5) filed by Monsanto Company with the SEC on April 2, 1997).
(d)(9)   Text of Press Release, dated April 7, 1997, issued by Monsanto Company (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-1).
(e)      Description of Appraisal Rights (included as Annex B to Exhibit(d)(1)).
(f)      Not applicable.

---------------

(A)      Incorporated herein by reference to the Registration Statement on Form S-4, filed by the Company with the SEC on February 6, 1996.
(B)      Incorporated herein by reference to the Transition Report on Form 10-K for the six-month period ended December 31, 1996, filed by the Company with the SEC on March
         31, 1997.

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CALGENE, INC.

                                          By:      /s/ LLOYD M. KUNIMOTO
                                            ------------------------------------
                                          Name: Lloyd M. Kunimoto
                                          Title:  President and Acting Chief
                                          Executive Officer

                                          MONSANTO COMPANY

                                          By:    /s/ HENDRIK A. VERFAILLIE
                                            ------------------------------------
                                          Name: Hendrik A. Verfaillie
                                          Title:  Executive Vice President

                                          MONSANTO ACQUISITION COMPANY, INC.

                                          By:    /s/ HENDRIK A. VERFAILLIE

                                            ------------------------------------
                                          Name: Hendrik A. Verfaillie
                                          Title:  President

Dated: April 7, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------   ------------------------------------------------------------------------------------
(a)       Not applicable.
(b)(1)    Opinion of Montgomery Securities, Inc., dated March 31, 1997 (included as Annex A to
          Exhibit(d)(1)).
(b)(2)    Presentation of Montgomery Securities, Inc., dated March 31, 1997.
(c)(1)    Agreement and Plan of Merger, dated as of March 31, 1997, by and among Monsanto
          Company, Monsanto Acquisition Company, Inc. and Calgene, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 5) filed by Monsanto
          Company with the SEC on April 2, 1997).
(c)(2)    Amendment to the Amended and Restated Stockholders Agreement, dated as of March 31,
          1997, by and between Monsanto Company and Calgene, Inc. (incorporated herein by reference to Exhibit 2 to the Schedule 13D (Amendment No. 5) filed by Monsanto
          Company with the SEC on April 2, 1997).
(c)(3)    Agreement and Plan of Reorganization, dated as of October 13, 1995, between Monsanto
          Company and Calgene, Inc. (A)
(c)(4)    Stock Purchase Agreement, dated as of September 27, 1996, between Monsanto Company and Calgene, Inc. (B)
(c)(5)    Amended and Restated Stockholders Agreement, dated as of November 12, 1996, between
          Monsanto Company and Calgene, Inc. (B)
(c)(6)    Stockholders Agreement, dated as of March 31, 1996, between Monsanto Company and
          Calgene, Inc. (A)
(c)(7)    Calgene Credit Facility Agreement, dated as of March 31, 1996, between Calgene, Inc.
          and Monsanto Company. (A)
(c)(8)    Gargiulo Credit Facility Agreement, dated as of March 31, 1996, between Calgene,
          Inc. and Monsanto Company. (A)
(c)(9)    Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al. (incorporated herein by reference to Exhibit(c)(10) to the Schedule 14D-1).
(c)(10)   Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al. (incorporated herein by reference to Exhibit(c)(11) to the Schedule 14D-1).
(c)(11)   Complaint filed January 29, 1997, in Susser v. Kunimoto, et al. (incorporated herein by reference to Exhibit(c)(12) to the Schedule 14D-1).
(c)(12)   Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.
          (incorporated herein by reference to Exhibit(c)(13) to the Schedule 14D-1).
(c)(13)   Complaint filed January 29, 1997, in Manson v. Fortune, et al. (incorporated herein by reference to Exhibit(c)(14) to the Schedule 14D-1).
(c)(14)   Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.
          (incorporated herein by reference to Exhibit(c)(15) to the Schedule 14D-1).
(c)(15)   Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.
          (incorporated herein by reference to Exhibit(c)(16) to the Schedule 14D-1).
(c)(16)   Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al. (incorporated herein by reference to Exhibit(c)(17) to the Schedule 14D-1).
(c)(17)   Order of Consolidation, dated March 10, 1997 (incorporated herein by reference to
          Exhibit(c)(18) to the Schedule 14D-1).
(c)(18)   Memorandum of Understanding, dated March 31, 1997 (incorporated herein by reference to Exhibit(c)(19) to the Schedule 14D-1).

EXHIBIT
  NO.                                         DESCRIPTION
-------   ------------------------------------------------------------------------------------
(d)(1)    Form of Offer to Purchase, dated April 7, 1997 (incorporated herein by reference to
          Exhibit(a)(1) to the Schedule 14D-1).
(d)(2)    Form of Letter of Transmittal (incorporated herein by reference to Exhibit(a)(2) to the Schedule 14D-1).
(d)(3)    Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees (incorporated herein by reference to
          Exhibit(a)(3) to the Schedule 14D-1).
(d)(4)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees to Clients (incorporated herein by reference to Exhibit(a)(4) to the
          Schedule 14D-1).
(d)(5)    Form of Notice of Guaranteed Delivery (incorporated herein by reference to
          Exhibit(a)(5) to the Schedule 14D-1).
(d)(6)    Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
          Form W-9 (incorporated herein by reference to Exhibit (a)(6) to the Schedule 14D-1).
(d)(7)    Summary Advertisement as published in The Wall Street Journal on April 7, 1997
          (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-1).
(d)(8)    Text of Joint Press Release, dated April 1, 1997, issued by Monsanto Company
          (incorporated herein by reference to Exhibit 3 to the Schedule 13D (Amendment No. 5)
          filed by Calgene, Inc. and Monsanto Company with the SEC on April 2, 1997).
(d)(9)    Text of Press Release, dated April 7, 1997 issued by Monsanto Company (incorporated herein by reference to Exhibit(a)(9) to the Schedule 14D-1).
(e)       Description of Appraisal Rights (included as Annex B to Exhibit(d)(1)).
(f)       Not applicable.

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(A) Incorporated herein by reference to the Registration Statement on Form S-4, filed by the Company with the SEC on February 6, 1996.

(B) Incorporated herein by reference to the Transition Report on Form 10-K for the six-month period ended December 31, 1996, filed by the Company with the SEC on March 31, 1997.